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                          June 5, 2023

       Eric Gripentrog
       Chief Executive Officer
       Functional Brands Inc.
       6400 SW Rosewood Street
       Lake Oswego, OR 97035

                                                        Re: Functional Brands
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted on May
30, 2023
                                                            CIK No. 0001837254

       Dear Eric Gripentrog:

               Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form.



              More specifically, it does not include financial statements meeting the requirements of
       Regulation S-X.



              We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.



                                                        Please contact Suzanne
Hayes at 202-551-3675 with any questions.





                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences